EXHIBIT 99.1

Neptune Confirms Dividend Ratio for Partial Spin-Off of NeuroBioPharm Inc.

LAVAL, Quebec, Oct. 4, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) confirmed today that holders of common shares of Neptune ("Common Shares") entitled to receive units (each a "Unit") of NeuroBioPharm Inc. ("NeuroBio") owned by Neptune by way of the dividend-in-kind announced on September 7, 2012 (the "Dividend") will receive one Unit for each lot of approximately 29.27 Common Shares held based upon the number of Common Shares outstanding on the date hereof, taking into account the issuance on October 2, 2012 of 8,307,762 additional Common Shares in connection with the closing of Neptune's US$34.1 million underwritten offering of Common Shares.

As indicated in the press relase issued by Neptune on September 7, 2012, 2,000,000 Units owned by Neptune will be distributed pro rata to the holders of record of Common Shares at the close of business on October 15, 2012 (the "Dividend Record Date") by way of the Dividend. The Dividend is payable on October 31, 2012.

Each Unit will consist of one (1) class A subordinate voting share of NeuroBio (each a "Class A Subordinate Voting Share") and two (2) Series 2011-1 warrants (each a "Warrant"). Each full Warrant entitles its holder to purchase one (1) Class A Subordinate Voting Share of NeuroBio at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each Warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen (15) days after the listing of the Class A Subordinate Voting Shares on a recognized stock exchange; or (ii) April 12, 2014. Shareholders will not receive shares or cash in lieu of fractional securities and any fractional securities will be rounded down to the nearest whole number.

Had the spinoff been completed on the date of this press release, Neptune estimates that the fair market value of the unit comprised of the Class A Subordinate Voting Shares and of the Warrants distributed to Shareholders should have been approximately $0.10 per tranche of 29.27 Neptune common shares outstanding on that date. The Units, Class A Subordinate Voting Shares and Warrants are subject to certain transfer restrictions in the United States.

The terms applicable to the distribution of the Dividend are described in a final prospectus filed by NeuroBio on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada. The prospectus is available on SEDAR under NeuroBio's profile at www.sedar.com. Copies of the prospectus will also be mailed to Shareholders of record on the Dividend Record Date. Shareholders are urged to read the prospectus in full, as it contains important information regarding the Dividend, including regarding certain income tax matters.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The Class A Subordinate Voting Shares and Warrants may not be offered or sold, and the Warrants may not be exercised, in the United States by holders thereof unless registered under the U.S. Securities Act of 1933, as amended, and applicable state securities laws or an exemption from such registration is available.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") (TSX-V:APO) and NeuroBio, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in the prospectus related to this offering and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com